Exhibit 16.1
January 11, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated January 11, 2019, of NCI Building Systems, Inc. and are in agreement with the statements contained in the first four paragraphs of page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP